SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Rocket Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

77313F106

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

40 10th Avenue, Floor 7

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77313F106

1	NAMES OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,188,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,188,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 18,188,457
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 77313F106

1	NAMES OF REPORTING PERSON Roderick Wong, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,856
	8	SHARED VOTING POWER 18,188,457
	9	SOLE DISPOSITIVE POWER 212,856
	10	SHARED DISPOSITIVE POWER 18,188,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 18,401,313
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

This Amendment No. 11 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of RTW Investments and Dr. Wong, initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 16, 2018, and amended on November 29, 2018, April 16, 2019, December 13, 2019, January 8, 2021, March 29, 2021, August 31, 2021, September 21, 2022, October 11, 2022, April 15, 2023 and September 19, 2023 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of the Issuer.

Items 2, 3, 4, 5(a)-(c) and 6 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being filed by RTW Investments, LP, a Delaware limited partnership (“RTW Investments”) and Roderick Wong, M.D., a United States citizen (“Dr. Wong,” and together with RTW Investments, each a “Reporting Person,” and collectively the “Reporting Persons”). Dr. Wong is the Managing Partner and Chief Investment Officer of RTW Investments. Dr. Wong serves on the Board of Directors of the Issuer.

The address of the principal business office of RTW Investments and Dr. Wong is 40 10th Avenue, Floor 7, New York, New York 10014.

The principal business of RTW Investments is serving as investment advisor to investment funds. The principal business of Dr. Wong is to manage the investment activities of RTW Investments.

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by RTW Investments, L.P. with the SEC dated May 30, 2023 (File No. 3-21473) (the “Settlement”). Pursuant to the Settlement, the SEC found violations of Sections 206(2) and 206(4) of the Investment Advisors Act of 1940 and Rule 206(4)-7 thereunder, and Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder, relating to conflicts of interest disclosure and beneficial ownership reporting, respectively. Under the terms of the settlement, RTW Investments agreed to a cease-and-desist order, a censure, and a civil penalty of $1.4 million.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of funds used for the purchase of the Pre-Funded Warrants reported herein was the working capital of investment funds managed by the Reporting Persons (the “RTW Funds”). The Pre-Funded Warrants reported herein were purchased for a purchase price of $5 million.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 above and Item 6 below is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of the shares of Common Stock reported to be beneficially owned by each Reporting Person is based upon 104,316,692 shares of Common Stock reported to be outstanding by the Issuer in its prospectus supplement filed with the SEC on December 12, 2024, and, in the case of Dr. Wong, assumes the exercise of 212,856 stock options held by Dr. Wong that are currently exercisable or that will vest and become exercisable within 60 days, and in the case of each of RTW and Dr. Wong, includes 30,852 shares that may be acquired upon the exercise of warrants.

(b)

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Excludes an aggregate of 3,526,955 pre-funded warrants that currently cannot be exercised due to beneficial ownership limitations contained in the warrants.

(c)	Other than as described in Item 6, no transactions in the shares of Common Stock were effected in the past sixty (60) days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 herein is incorporated by reference.

The Subscription Agreement

On December 9, 2024, the RTW Funds entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which the RTW Fund purchased a pre-funded warrant to purchase 400,000 shares of Common Stock at a price of $12.49 per pre-funded warrant (the “Pre-Funded Warrants”). The Pre-Funded Warrants have an exercise price of $0.01 and may be exercised, at any time and from time to time on or after December 12, 2024 until they have been exercised in full. The Pre-Funded Warrants contain an exercise limitation prohibiting the holder from exercising the Pre-Funded Warrants until such time as the holder, together with the Reporting Persons and certain other related parties, would not beneficially own after any such exercise more than 9.99% of the then issued and outstanding Common Stock (the “Blocker”). Due to the Blocker, the Pre-Funded Warrants beneficially owned by the RTW Funds are not presently exercisable.

Amendment to the Registration Rights Agreement

In connection with the Subscription Agreement, on December 12, 2024, RTW Investments and certain RTW Funds entered into an amendment (the “Amendment”) to the registration rights agreement dated August 27, 2021 by and between the Issuer and the investors listed on Schedule A thereto (the “Registration Rights Agreement”). Pursuant to the Amendment, certain RTW Funds were joined to the Registration Rights Agreement and included in the definition of “Investors” therein. Consequently, the RTW Funds were granted customary registration rights with respect to the Common Stock of the Issuer held or that may be acquired by such funds, including the shares of Common Stock underlying the Pre-Funded Warrants.

The Lock-up Agreement

On December 12, 2024, Dr. Wong, RTW Investments and certain RTW Funds entered into a lock-up agreement (the “Lock-up Agreement”) with Morgan Stanley & Co. LLC, Leerink Partners LLC and Cantor Fitzgerald & Co. as representatives of a group of underwriters in connection with the Issuer’s public offering that closed on December 12, 2024. Under the Lock-up Agreement, RTW Investments and certain RTW Funds agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock of the Issuer for 45 days after December 12, 2024.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 16th day of December, 2024.

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
Roderick Wong, M.D.